[Letterhead of Simtek Corporation]




                                  May 12, 2005




Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549
Attn. Mr. Alan M. Morris

Re:      Registration Statement on Form S-2 of Simtek Corporation
         (File No. 333-123639)

Dear Mr. Morris:

     Pursuant to Rule 461 under the Securities Act of 1933, as amended (the "Securities Act"), Simtek Corporation (the "Company") respectfully requests that the effective date of the Company's Registration Statement on Form S-2 (File No. 333-123639), which relates to the registration under the Securities Act of 8,126,936 shares of the Company's common stock, par value $0.01 per share, be accelerated so that it will become effective on Thursday, May 12, 2005, at 5:00 p.m., Eastern Standard Time, or as soon as thereafter possible. The Company, contemporaneously with this filing, is filing a post-effective amendment to its registration statement on Form SB-2 (File No. 333-120586) (the "Previous Registration Statement") to deregister all unsold securities under the Previous Registration Statement.

     The Company hereby acknowledges that:

     o Should the Securities and Exchange Commission (the "Commission") or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

     o The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

     o The Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                            Very truly yours,

                                            Simtek Corporation



                                            By: /s/ HAROLD BLOMQUIST
                                                -------------------------------
                                                Harold Blomquist
                                                Chief Executive Officer